May 13, 2008
VIA EDGAR AND FACSIMILE
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended
December 29, 2007
Filed on February 27, 2008
File No. 000-15386
Dear Ms. Collins:
     By letter dated April 15, 2008 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 29, 2007, filed on February 27, 2008, of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.
     Note 1. Summary of Significant Accounting Policies
     (c) Revenue Recognition
1.	We note that your customers enter into hardware maintenance agreements with the Company and that in a majority of cases, the Company subcontracts the hardware maintenance to the hardware manufacturer. Clarify whether you are recording the sale of hardware maintenance to your customers on a gross or net basis. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.
Company’s Response:
The Company records the sale of hardware maintenance to our clients on a gross revenue reporting basis. EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an agent” provides the following factors as indicators that gross revenue reporting should be applied:
•	The Company is the primary obligor in the arrangement.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
May 13, 2008

Cerner enters into contracts directly with our clients for the provision of hardware maintenance services and is primarily responsible for fulfillment of maintenance service obligations. Cerner provides tier one and tier two services and only engages third parties in the event part replacement or specialized field services are required. Cerner contracts separately with third parties to provide support for service requirements beyond tier one and two. In all situations Cerner maintains responsibility for the delivery of the service regardless of the severity level. As indicated in paragraph 7 of EITF 99-19, Cerner’s responsibility for fulfilling maintenance service obligations is a strong indicator of Cerner’s role in the transaction and as an indicator of gross revenue reporting.
•	The Company has general inventory risk.
As noted above, Cerner maintains the direct client relationship and is responsible for quality of service regardless of service delivery by Cerner or a third party.
•	The Company has latitude in establishing price.
Cerner prices maintenance services freely and independently of any third party maintenance provider.
•	The Company changes the product or performs part of the service.
Cerner provides service delivery for tier one and tier two severity issues. Cerner also maintains responsibility for any service provided by a third party, which indicates that Cerner is primarily responsible for fulfillment.
•	The Company has discretion in supplier selection.
Cerner works with multiple third parties and has discretion to use suppliers of our choice.
•	The Company is involved in the determination of product or service specifications.
Cerner determines the nature and type of service offerings we offer to our clients and is responsible for the delivery of the service.
•	The Company has physical loss inventory risk.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
May 13, 2008

Cerner does not typically maintain a significant physical inventory of parts that might be required in the delivery of maintenance services. However, for the small inventory that is carried, Cerner does retain risk related to the physical loss of inventory.
•	The Company has credit risk.
Cerner bills clients directly for maintenance services and has responsibility for collection of all bills. Third party costs are required to be paid to third parties without consideration of whether client payments are not made as it relates to the client’s failure or inability to pay.
The Company believes that gross revenue reporting is the proper treatment of recording hardware maintenance revenues considering the requirements and factors of EITF 99-19 noted above.
     (g) Short-term Investments
2.	We note from your liquidity and capital resources discussion that your short-term investments consist of auction rate securities and that in February 2008, some of the auctions failed. You further state that there is no assurance that currently successful auctions on your other auction rate securities will continue to succeed, and as a result, your ability to liquidate your investment and fully recover the carrying value of such securities in the near term may be limited or not exist. We also note that you believe you will be able to liquidate your investment without significant loss within the next year and that you believe these securities are not significantly impaired. Tell us how you determine the fair value of these investments. If the Company uses assumptions in determining such values, then please tell us whether you intend to include a discussion of such assumptions and the impact that changes in the assumptions/estimates could have on your financial statements and the effect of changes in such estimates in your critical accounting policy disclosure. Additionally, considering the current lack of liquidity related to your auction rate securities, tell us whether you expect to reclassify these investments as long-term investments in your financial statements for the first quarter of fiscal 2008.
Company’s Response:
All of our auction rate securities held as of December 29, 2007 had successful auctions in January 2008 and, therefore, were appropriately valued at par at year end. The investments that had the failed auctions during February 2008 that we referred to in our 2007 Form 10-K were those acquired subsequent to year-end. We advise the staff that

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
May 13, 2008

during March 2008, our entire portfolio of auction rate securities held at that time failed at auction. Cerner will determine the fair value of these securities in 2008 and beyond by using Significant Unobservable Inputs (level 3) pursuant to SFAS 157 until such time as level 1 inputs becomes available. Cerner is using various assumptions within a discounted cash flow model in arriving at the value of these auction rate securities. Included in these assumptions are the current interest rate environment, the credit rating of the issuers, the underlying collateral including the amount of support by the Federal Family Education Loan Program (FFELP) and the insurance issued by monoline insurance companies.
Cerner discussed these assumptions in Footnote number 5 to our first quarter 2008 financial statements and included a discussion of the impact which the decline in fair value of these securities had on its results of operations, liquidity and capital resources in the first quarter 2008 Form 10-Q.
Cerner has reclassified these auction rate securities from short-term to long-term in our first quarter 2008 financial statements. See Footnote number 8 to our first quarter 2008 financial statements.
     Note 9. Income Taxes
3.	We note that during the second quarter of 2007, the Company determined that due to a change in circumstances in the quarter, it was more likely than not that certain tax operating loss carry-forwards in non-US jurisdictions would not be realized, which resulted in the recognition of a $8.0 million valuation allowance. Please explain the “changes in circumstances” that occurred during the quarter ended June 30, 2007 and tell us whether such changes relate to any previously reported periods.
Company’s Response:
During the second quarter of 2007, Cerner’s management approved an internal reorganization of the ownership structure of its European subsidiaries. In connection with this reorganization, the Company decided to modify its transfer pricing policy for intercompany transactions between Cerner’s U.S. entities and Cerner’s European entities. While the Company believes the reorganization will have an overall positive tax impact on the Company, these planned changes (which were ultimately implemented in the fourth quarter of 2007) do result in a reduction of forecasted taxable income for certain international subsidiaries, thereby necessitating a review of the recoverability of deferred tax assets related to the net operating losses in these foreign jurisdictions in the second quarter of 2007. This review concluded that the recording of a valuation allowance was appropriate in the second quarter of 2007. None of the changes noted relate to any previously reported periods.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
May 13, 2008

     Note 13. Revised Quarterly Results (unaudited)
4.	We note that during 2007 certain errors were identified, which impacted amounts previously reported on your Forms 10-Q for fiscal 2007 that related to incorrectly capitalized research and development costs and state and foreign income taxes. Please tell us how you determined that these adjustments were not material to the Company’s previously filed quarterly financial statements and why you believed that amendments were not necessary. In your response, tell us how you analyzed these adjustments pursuant to SAB 99.
Company’s Response:
In determining that the tax adjustments and capitalized research and development costs were immaterial, the Company looked to SAB 99, APB 28, FASB Statement of Concepts No. 2 and AU 312 of the AICPA Professional Auditing Standards. Concepts Statement No. 2 defines materiality as, “the magnitude of an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.” SAB 99 also contains the same notion with respect to materiality.
In the fourth quarter of 2007, the Company identified certain errors related to capitalized research and development costs and state and foreign income taxes that related to prior periods. The Company’s historical policy has been to correct errors in the period they are discovered provided they are not material to the periods in which they originated and provided they are not material to the period in which they are corrected.
In assessing the materiality of the errors identified, the Company’s first step was to assess the identified errors for materiality in the periods in which they arose. First the Company assessed whether errors that originated in prior annual periods were material to the prior annual periods. Based on that assessment, which was performed pursuant to SAB 99, the Company concluded that none of the errors were material to the annual periods in which they originated. The Company’s analysis under SAB 99 for fiscal years 2005 to 2007 is attached as Appendix A.
The Company next assessed under SAB 99 (attached as Appendix B) whether the errors would be material on a quarterly basis for 2007, either to the quarter in which they originated, or to the fourth quarter of 2007 if corrected in the fourth quarter. We concluded that the errors originating in the first three quarters of 2007 were not material to the respective quarterly periods. However, we did conclude that correcting all the

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
May 13, 2008

immaterial errors from previous quarters which were identified in the fourth quarter of 2007 would be material to the fourth quarter. As a result, the Company concluded that it would be necessary to correct the immaterial errors in the previous quarters by revising previous quarterly financial statements through an immaterial correction as allowed by SAB 108.
First, the Company adjusted the amounts in its previously filed 2007 quarterly financial statements to correct the errors originating in those quarterly periods and reported these adjustments in our 2007 Form 10-K. As a result of making these revisions for the originating errors to the quarterly financial statements, it became necessary for the Company to reconsider whether any correcting errors recorded in those quarterly periods were now material to those quarterly periods. The Company determined that the correcting entry that had previously been recorded for taxes in the second quarter of 2007 was now material to the second quarter of 2007. Therefore, the Company revised its prior interim financial statements to record this tax error in the period in which it originated (period prior to FY 2005), which required an adjustment to the beginning retained earnings for the 2005 fiscal year. This revision was appropriately disclosed in the 2007 Form 10-K.
The Company also reflected the immaterial corrections related to previously filed 2007 quarterly financial statements with appropriate disclosure in its presentation of quarterly results pursuant to Item 302 of S-K in the 2007 Form 10-K. The Company intends to reflect the 2007 revisions for the 2007 quarterly periods in each of the respective 2008 quarterly filings on Form 10-Q.
The conclusions management reached, in consultation with our Audit Committee and our outside auditors KPMG LLP, including consultation with KPMG’s National Office, after considering all quantitative and qualitative factors, was that a reasonable person would not have been influenced by the errors in the period that they occurred or by correction of the remaining errors in the fourth quarter of 2007.
5.	We note that in the second quarter of 2007, the Company determined that deferred tax assets related to certain foreign net operating loss carry-forwards were understated in prior periods and you corrected this error during the quarter ended June 30, 2007 resulting in an out-of-period tax benefit. We further note that during the preparation of the Company’s 2007 Form 10-K you reversed this adjustment from your fiscal 2007 financial statements and recorded an adjustment to the January 1, 2005 retained earnings (with an offset to deferred tax assets). Please explain why you reversed your original correcting entry and instead adjusted the January 1, 2005 retained earnings. Also, tell us how you considered paragraphs

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
May 13, 2008

25 and 26 of SFAS 154 and specifically tell us how you determined that the financial statements should not be labeled as restated. Further, tell us how you considered SAB 108 or provide any other guidance you relied upon in accounting for this adjustment.
Company’s Response:
At the time Cerner discovered the tax rate error in June 2007, it was not deemed significant enough to warrant adjusting any prior period, because we concluded it was not material to the period in which it originated or to the second quarter of 2007. As stated in the response above, after the revision recorded to correct the quarterly periods of 2007 for the errors identified in the fourth quarter of 2007, the Company had to reconsider whether the out-of-period correcting errors recorded in the June 2007 period were now material to that quarterly period. The Company determined that the correcting entry that had previously been recorded for taxes in the second quarter of 2007 was material to the second quarter of 2007. Therefore, the Company revised its prior financial statements to record this tax error in the period in which it originated (period prior to FY 2005), which required an adjustment to the beginning retained earnings for the 2005 fiscal year.
The Company considered the guidance in paragraphs 25 and 26 of SFAS No. 154, but determined that the errors were not material to any prior quarterly or annual period and, therefore, the financial statements were not required to be labeled as restated. Instead the Company followed the guidance in SAB 108 for an immaterial correction of financial statements and disclosed the adjustments in the 2007 Form 10-K.
6.	We also note that certain errors, which were corrected in the fourth quarter of fiscal 2007, included adjustments that related to periods prior to fiscal 2007. Specifically, we note that the Company recorded an adjustment of $2.1 million to correct research and development expenses and $3.1 million to correct state income tax expense which related to prior periods. Please explain further how you determined that correcting these errors in the fourth quarter of fiscal 2007 versus restating prior periods was appropriate and tell us how your analysis with regards to these error corrections differed from that of the $4.2 million foreign tax adjustment.
Company’s Response:
After having corrected the 2007 quarterly periods for the identified errors that were discovered in the fourth quarter of 2007, the Company next assessed the materiality of correcting the remaining portion of the errors related to prior annual periods through an adjustment in the fourth quarter of 2007, consistent with the Company’s policy for correcting errors. This assessment (Appendix A) was also performed pursuant to SAB

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
May 13, 2008

99, and the Company determined that the correction of the errors related to prior years was not material to the 2007 annual or fourth quarter results. Accordingly, the Company corrected the remaining portion of the errors in the fourth quarter of 2007 and disclosed the nature and amounts of the errors corrected in its 2007 fourth quarter press release and 2007 Form 10K.
7.	In light of the corrections to your financial statements for the 2007 quarterly periods and the January 1, 2005 retained earnings, tell us what consideration you have given to filing an Item 4.02 8-K to disclose that the previously filed financial statements cannot be relied upon.
Company’s Response:
Cerner’s Form 8-K filed on January 31, 2008 contained the press release for its 2007 fourth quarter and 2007 year end results, which included a schedule outlining the changes by quarter to previously filed statements. As stated above and as analyzed in the attachments to this response, after review and consideration, Cerner determined the corrections to be immaterial and therefore believed that a Form 8-K Item 4.02(a) filing is not required.
*                       *                       *                      *                     *                     *
In connection with these responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company appreciates the Staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.
Sincerely,

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
May 13, 2008

/s/ Marc G. Naughton
Marc G. Naughton, Senior Vice President and Chief Financial Officer

Appendix A
MEMORANDUM

FOR:	Neal Patterson	FROM:	Marc Naughton

DATE:	January 18, 2008
SUBJECT: MATERIALITY ASSESSMENT FOR IDENTIFIED ERRORS AND UNRECORDED ADJUSTMENTS FOR FISCAL YEARS 2005-2007
Background:
Under SAB 99, Cerner must assess the impact of all identified errors and unrecorded adjustments to its consolidated financial statements. Cerner has prepared this analysis for the annual periods from 2005 through 2007. See separate analysis regarding the 2007 quarterly periods.
Cerner had various errors through these three years including amortization of capitalized software costs, capitalization of research and development expenditures, various revenue related items and properly recording various tax benefits and expenses. As a result of the errors and unrecorded adjustments Cerner’s net income was (over)/under stated by the amounts shown below based on the rollover method. The iron curtain method is discussed later in this memo for 2006 and 2007.

Net
Impact
2005	$(6,099K	)
2006	$1,260K
2007	$(7,857K	)
2007*	$(3,695K	)

*	After immaterial correction
Issue: In 2005, 2006 and 2007, are the identified errors and unrecorded adjustments either individually or in the aggregate material to Cerner’s consolidated financial statements taken as a whole?
Analysis:
The Company considered the quantitative and qualitative factors noted in Staff Accounting Bulletin (SAB) 99, Materiality in assessing the issues.
Quantitatively, Cerner considered the quantitative impacts of out-of-period error corrections in relation to full year, which review is supported by paragraph 29 of Accounting Principles Board Opinion No. 28, Interim Financial Reporting, which states the following, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

Appendix A
Individual Misstatement Consideration:
In 2005, 2006 and 2007 Cerner reported net income of $86,251K; $109,890K; and $131,626K ($127,125K after immaterial correction); respectively. Cerner first reviewed the larger errors and unrecorded adjustments on an individual basis as follows:
Software Amortization Policy
Effective January 1, 2006, the Company changed its software amortization policy prospectively and began amortization of capitalized costs in conjunction with a software release rather than waiting until the beginning of the next year for releases made subsequent to January 1, 2006. We did this because of the change in our practice of making software releases multiple times each year to less frequent releases. The Company has analyzed this issue under SAB 108 and previously concluded that under both the rollover and iron curtain methods that the amount of uncorrected misstatements individually are immaterial. The Company will continue to amortize amounts capitalized prior to January 1, 2006 under the prior amortization policy. Further qualitative factors considered are noted below.
Zynx Tax Benefit
The correcting tax entry related to Zynx recorded in 2005 has been analyzed in a separate SAB 99 memo. The impact of this misstatement and the out-of-period correcting entry was fully disclosed in our third quarter 2005 Form 10-Q and 2005 Annual Report filed on Form 10-K. We did not observe any significant market reaction as a result of this correction. Further qualitative factors considered are noted below.
Permanent Tax Differences
A correcting tax entry to record non 2006 permanent tax differences was made during 2006 which reduced tax expense. The impact of this misstatement was to over expense $1,519K in prior years with $700K related to 2005, $507K related to 2004 and the remainder of $312K related to 2003 and earlier years. Cerner mentioned the adjustment in its February 1, 2007 press release. We did not observe any significant market reaction as a result of this correction. Further qualitative factors considered are noted below.
German Rate Differences
During 2006, Cerner did not use the correct tax rate when benefiting the losses of its German company. This error was caught and corrected in 2Q07. In addition, the amount of the tax losses reported on the tax returns was discovered to be different from what the Company benefited in its financial statements for prior periods. The effect of this error was to overstate/(understate) tax expense by $172K, ($594K) and $4,584K in 2005, 2006 and 2007, respectively. Cerner separately disclosed these differences in its 2007 second quarter press release and Form 10-Q. We did not observe any significant market reaction as a result of this correction. Further qualitative factors considered are noted below.
Research and Development Write-off
During 2005, 2006 & the first 3 quarters of 2007 Cerner did not properly account for certain research and development costs and capitalized these costs rather than expensed them. This error was caught and corrected in the fourth quarter of 2007. The effect of this error was to overstate income in 2005 and 2006 by $134K and $2,004K, respectively, and understate income by $2,138K in 2007. Cerner

Appendix A
plans to separately disclose this item in both its fourth quarter 2007 press release and Form 10-K for 2007. Further qualitative factors considered are noted below.
State Tax Rate
As part of the Company’s return to provision true-up for state income taxes payable, Cerner noted that the rate applied in 2006 to the state taxable income was too high. This impacted the 2006 State Tax Payable, the calculation of the 2006 deferred tax liability in 2006 and also impacted the amount of state income taxes accrued during 2007. The effect of this error was to overstate tax expense in 2006 by $3,125K or 2.8% of net income and understate tax expense in 2007 by the same $3,125K or 2.3% of net income, including a correcting entry to reduce tax expense by $4,687 in the fourth quarter of 2007. Further qualitative factors considered are noted below.
Aggregate Consideration – Annual Look:
When combining all of the identified erros and unrecorded adjustments, the resulting impact is to increase/(decrease) net income by (7.1%) for 2005; 1.1% for 2006 and (6.0%) ((2.9%) after the immaterial correction) for 2007. The impact of the audit differences to GAAP & Non-GAAP (excluding stock option expense) EPS for each of the years is as follows:

	FY05	FY06	FY07	FY07*
GAAP
- Basic EPS	1.16	1.41	1.66	1.60
- Dilutive EPS	1.10	1.34	1.58	1.53

W/ Audit Differences
- Basic EPS	1.08	1.43	1.56	1.55
- Dilutive EPS	1.03	1.36	1.49	1.48

*	After immaterial correction
2005
For 2005, the item having the greatest impact on the aggregate difference of $6,099K is composed of the Zynx tax impact of $4,812K (see separate materiality memo on this item). The correction of the Zynx tax misstatement was disclosed and recorded in 2005. The sale of Zynx and the resulting gain on the sale for which the tax benefit error resulted occurred in 2004. At the time the misstatement was discovered in 2005, we had the benefit of hindsight to see how the analysts and investors reacted to the gain itself when it was recorded. This one time gain was basically ignored by the analyst community and investors and there was no apparent market reaction to the transaction itself. There also was no apparent market reaction to the disclosing of the correction in 2005. However, we also considered other qualitative factors as noted below and under the discussion of SAB 99 qualitative factors.
We believe the nature of the error is an important consideration in determining materiality because:
•	While the sale did not qualify as a discontinued operation, the error relates to a sale transaction that has no continuing impact on our company or financial statements, including our ongoing effective tax rate.

•	Transactions like this are rare for the Company so they are viewed as one time items.

•	The error related to the tax effect of the sale and had no impact on the negotiations with the buyer in terms of the purchase price or other representations.
This issue was also discussed with the SEC which had no further comment after a call with Cerner.

Appendix A
2006
Based on the rollover method,the unrecorded adjustments for 2006 were considered quantitatively small. However, we also considered other qualitative factors as noted below under the discussion of SAB 99 qualitative factors.
In addition, as SAB 108 was adopted by Cerner in 2006, the updated 2006 audit differences should be evaluated on the dual method and therefore an evaluation of the iron curtain method is also needed. On an iron curtain basis, the net audit difference was an understatement of net income of $5,226K or 4.76% of 2006 Net Income. The primary components of this aggregate difference are the write-off of research and development (debit of $1,772K after-tax), the state rate difference (credit of $3,125K), and the German tax rate difference (credit of $4,581K), all of which have been discussed above.
As stated in SAB 99, “The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb “ as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality: it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.”
Further SAB 99 states “A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.”
History has shown that readers of the Company’s financials have ignored tax misstatements as evidenced when the Zynx error as well as the 2006 out of period adjustment for permanent tax differences as these were disclosed separately in the Company’s press releases and regulatory filings. Supporting evidence is also found in Wall Street analyst’s reports, which we have previously attached in prior SAB 99 memos. The tax differences in 2005 and 2006 are no different, and management believes they would be disregarded in a reasonable person’s view of assessing materiality of the difference to the Company’s financial statements taken as a whole.
As stated in SAB 99 above, one must consider both quantitative and qualitative factors when determining materiality. It would be inappropriate to conclude whether an item is material simply on the basis of its percentage of net income. Relative to tax items, the Company believes that the quantitative percentage must be much greater than say an error around revenue. This is because the qualitative factors for tax items are less important to a reasonable person than say the growth in revenues or operating margins. It is our belief that the average user of the Company’s financials will continue to place less emphasis on tax-related items.
Further, the SEC reviewed the Company’s 2005 financial statements, which had a total quantitative audit difference of 6.1% at that time, which was determined to be immaterial. The Company continues to believe that the differences related to 2006 are immaterial considering the quantitative factors. Further qualitative factors considered are noted below.
2007
For 2007, the aggregate differences result in an overstatement of net income of $7,857K or 6.0% under the rollover method ($3,395 or 3.0% after the immaterial correction) and an overstatement of net income of $3,848K under the iron curtain method. The largest two 2007 adjustments total $7,709K (German Rate Differences & State Tax Rate) prior to the immaterial correction ($3,547 after)

Appendix A
resulting in a decrease to net income. These were both corrections of errors originating in prior periods. One related to the use of an incorrect tax rate in Germany and the other due to the use of an inappropriate state tax rate. See above for a discussion concerning the nature of the error in determining materiality. Further qualitative factors considered are noted below.
Quantitatively the balance sheet impact of these changes is insignificant. At December 29, 2007, Cerner had total assets of $1,690M, current assets of $818M, and equity of $1,132M.
Cerner also considered the qualitative aspects of the misstatements noted in SAB 99.
SAB 99 Qualitative Factors
The misstatements arise from items capable of precise measurement as all of the misstatement have been calculated for each year and the items are discrete in nature. The misstatements do not change a loss into income or vise versa. They do not concern a segment or other portion of Cerner’s business that has been identified as playing a significant role in Cerner’s operations or profitability, but rather relate to the business as a whole. They also do not affect any compliance with regulatory requirements. These errors do not involve the concealment of an unlawful transaction.
The misstatements do not mask or otherwise hide any earnings trend as Cerner’s earnings have grown over the past three years as shown in the table above. It is Cerner’s contention that additional disclosured of the new items will not impact the stock price and that they will be viewed by all users of Cerner’s financial information as immaterial. The largest misstatement (Zynx tax benefit) does not impact the core business. Additionally, the research and development write off was on a new product initiative which had no revenues in 2005, 2006 and less than $200k of revenue in 2007, so it was, therefore, not masks a profitability trend that did not exist. The tax rate difference also does not directionally change the trend line of the Company. As the software amortization is a non cash item, it also does not change Cerner’s working capital or liquidity position.
A portion of Cerner’s bonuses to executives is computed on EPS. The required threshold levels for management to earn a stated percentage of a target bonus is stated as range of earnings per share. For example, 100% of the bonus would be paid if earnings were between $1.20 and $1.25 per year. If earnings are above $1.25, then management bonuses are paid out at the bonus rate times 120%. Cerner’s performance plan document states:
“The Earnings Per Share Target shall be expressed as a specific target earnings per share for such year for the Company’s common stock on a fully diluted basis, before the after-tax effect of any extraordinary items, the cumulative effect of accounting changes, or other nonrecurring items of income or expense including restructuring charges.”
Management considers software amortization and research and development expenses to be components of earnings which would be included in the Earnings Per Share Target. However, if the software amortization adjustment and the research and development expense, which were not recorded in 2005 to 2007, had been recorded in the proper periods, managements’ bonuses would not have changed during any of those periods because the adjustments would not have moved the EPS into a different EPS range. Additionally, had management known of the impact of software amortization and the research and development expenses, the Earnings Per Share Targets would have been adjusted to take these items into account.
For purposes of computing the EPS for management’s bonus, special tax items are specifically excluded. That is, the Company uses the same effective rate that was used in setting the target EPS

Appendix A
against the pre-tax net income to calculate the EPS for bonus purposes. It has been the Company’s past practice to project a tax rate for the year without considering the impact of one time tax items like the German misstatements or changes in the state income tax rate when computing EPS for bonus purposes. For 2007, based on how the EPS is used for bonus purposes, management will in essence carve out the prior period German errors, the creation of a valuation allowance and the state income tax rate as nonrecurring items for purposes of determining management’s bonuses. In other words, the out of period errors will not impact management’s bonuses. For 2008, management will not adjust EPS targets due to the expensing of the research and development costs as, if the costs were capitalized, the amortization would have begun, and the Company expects the 2008 spend on future Rx Station R&D would not be materially different from the expected amortization of the amounts which were incorrectly capitalized.
Cerner previously discussed all unrecorded adjustments with its Audit Committee during the period in which they were reported as audit differences except for the 2007 research and development correction and the state tax rate correction. Cerner will review the two new audit differences with the Audit Committee at the upcoming meeting prior to the filing of the Company’s press release.
For the previously discussed items,the Committee has reviewed the background information and supporting documentation and discussed these items with Cerner’s external auditors. The Audit Committee was comfortable that these items were immaterial after considering both quantitative and qualitative factors.
Conclusion:
After giving consideration to the quantitative and qualitative factors noted in SAB 99, Cerner believes that the 2005, 2006 and 2007 identified errors and unrecorded adjustments, both individually and in the aggregate, are immaterial to its consolidated financial statements taken as a whole.
See Quarterly SAB 99 for additional discussion and information regarding the immaterial correction.

Appendix B
MEMORANDUM

FOR:	Neal Patterson	FROM:	Marc Naughton

DATE:	February 21, 2008
SUBJECT: QUARTERLY MATERIALITY ASSESSMENT FOR IDENTIFIED ERRORS AND UNRECORDED ADJUSTMENTS FOR FISCAL YEAR 2007
Background:
Under SAB 99, Cerner must assess the impact of all identified errors and unrecorded adjustments to its consolidated financial statements. Cerner has prepared this analysis for its quarterly periods in 2007.
Cerner had various errors through these quarters including amortization of capitalized software costs, capitalization of research and development expenditures, various revenue related items and properly recording various tax benefits and expenses.
In evaluating the quarterly results, in accordance with APB 28, one should look to the quarterly impact of errors arising in the quarter and those correcting prior quarters within the same year in relation to the quarterly results, and in addition, one should evaluate those errors which were corrections to prior quarters in relation to annual net income.
Prior to Immaterial Correction
The following table below shows the impact of all errors and unrecorded adjustments by quarter as it relates to annual net income:

	1Q07	2Q07	3Q07	4Q07
Net Income, prior to immaterial correction	131,626	131,626	131,626	131,626

Pre-tax annual income, prior to immaterial correction	204,506	204,506	204,506	204,506

Audit Difference as a % of Annual Net Income	-1.9%	-5.6%	-1.9%	3.5%

Pre-Tax AD’s as a % of Pre- Tax Annual Income	-2.4%	-2.5%	0.4%	4.4%
The following table shows the quarterly impact of errors arising in each of the quarters and those correcting prior quarters within the same year in relation to quarterly results:

Appendix B

	1Q07	2Q07	3Q07	4Q07
Audit Differences by Quarter**	1,915	2,833	3,190	(5,577)
Audit Differences impacting pre-tax income**	4,039	5,193	177	(5,644)

Net Income, prior to immaterial correction	27,580	31,115	35,840	37,091
Net Income with Audit Differences Recorded	25,665	28,282	32,650	42,668
Audit Difference as a % of Net Income	-6.9%	-9.1%	-8.9%	15.0%

Pre-tax income, prior to immaterial correction	43,751	49,031	56,010	55,714
Pre-tax income with Audit Differences Recorded	39,712	43,838	55,833	61,358
Pre-Tax AD’s as a % of Pre- Tax Income	-9.2%	-10.6%	-0.3%	10.1%

**	As described above
Issue: Are the identified errors and unrecorded adjustments either individually or in the aggregate by quarter material in 2007 to Cerner’s consolidated financial statements taken as a whole?
Analysis:
The Company considered the quantitative and qualitative factors noted in Staff Accounting Bulletin (SAB) 99, Materiality in assessing the issues.
Quantitatively, Cerner considered the quantitative impacts of out-of-period error corrections in relation to full year, (see separate SAB 99 Memo) which review is supported by paragraph 29 of Accounting Principles Board Opinion No. 28, Interim Financial Reporting, which states the following, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”
Individual Misstatement Consideration:
In 2007 Cerner had net income of $131,626K and quarterly earnings as noted above . Cerner first reviewed the larger errors and unrecorded adjustments on an individual quarterly basis as follows:
Software Amortization Policy
Effective January 1, 2006, the Company changed its software amortization policy prospectively and began amortization of capitalized costs in conjunction with a software release rather than waiting until the beginning of the next year for releases made subsequent to January 1, 2006. We did this because of the change in our practice of making software releases multiple times each year to less frequent releases. The Company has analyzed this issue under SAB 108 and previously concluded that under both the rollover and iron curtain methods that the amount of uncorrected misstatements individually are immaterial. The Company will continue to amortize amounts capitalized prior to January 1, 2006 under the prior amortization policy. Further qualitative factors considered are noted below.
German Rate Differences
Prior to Q2 2007, Cerner did not use the correct tax rate when benefiting the losses of its German company. This error was caught and corrected in 2Q07 with a credit to income tax expense of $4,681K. In addition, the amount of the tax losses reported on the tax returns was discovered to be different from what the Company benefited in its financial statements for prior periods. (The effect of this error was to overstate/(understate) tax expense by $172K, ($594K) and $4,584K in 2005, 2006 and

Appendix B
2007, respectively.) Cerner separately disclosed these differences in its 2007 second quarter press release and Form 10-Q. We did not observe any significant market reaction as a result of this correction. Further qualitative factors considered are noted below.
Research and Development Write-off
During 2005, 2006 & the first 3 quarters of 2007 Cerner did not properly account for certain research and development costs and capitalized these costs rather than expense them. This error was caught and corrected in the fourth quarter of 2007. The effect of this error was to overstate income in 2005 and 2006 by $132K and $2,004K, respectively, and overstate income for each of the first three quarters by $480, $635 & $1,621. When this error was corrected in the fourth quarter, there was a resulting understatement impact of net income of $4,874 of which $2,736 related to 2007 Cerner plans to separately disclose this item in both its fourth quarter 2007 press release and Form 10-K for 2007. Further qualitative factors considered are noted below. See attached schedules for pre-tax amounts.
State Tax Rate
As part of the Company’s return to provision true-up for state income taxes payable, Cerner noted that the rate applied in 2006 to the state taxable income was too high. This impacted the 2006 state tax payable, the calculation of the 2006 deferred tax liability in 2006 and also impacted the amount of state income taxes accrued during 2007. The effect of this error was to understate tax expense in Q4 2007 by $1,562K and overstate tax expense in each of the first three quarters of 2007 by $521K. In addition, there was a reduction in 4Q07 of tax expense of $3,125K related to 2006. Further qualitative factors considered are noted below.
SAB 99 Qualitative Factors
The misstatements arise from items capable of precise measurement as all of the misstatement have been calculated for each year and the items are discrete in nature. The misstatements do not change a loss into income or vise versa as noted above. They do not concern a segment or other portion of Cerner’s business that has been identified as playing a significant role in Cerner’s operations or profitability, but rather relate to the business as a whole. They also do not affect any compliance with regulatory requirements. These errors do not involve the concealment of an unlawful transaction.
The research and development write off was on a new product initiative which had no revenues in the first three quarters of 2007 and less than $200k during the fourth quarter of 2007, so it was, therefore, not masking a profitability trend that did not exist. The tax rate difference also does not directionally change the trend line of the Company. Cerner intends to disclose in its fourth quarter press release and its 10K the nature of the errors related to research and development and the state income tax rate. Given past disclosure of tax errors, it is Cerner’s contention that this additional disclosure in the financial filings will not impact the stock price and that they will be viewed by all users of Cerner’s financial information as immaterial.
A portion of Cerner’s bonuses to executives is computed on EPS. EPS for bonus purposes is based on an annual measure, and therefore movements in quarterly results does not impact the outcome. As it relates to taxes, special tax items are specifically excluded. It has been the Company’s past practice to project a tax rate for the year without considering the impact of one time tax items like the German misstatements or changes in the state income tax rate when computing EPS for bonus purposes. For 2007, management will carve out both the prior period German errors, the creation of a valuation allowance and the state income tax rate as nonrecurring items for purposes of determining management’s bonuses. In other words, the out of period tax errors will not impact management’s

Appendix B
bonuses. See further discussion of the software amortization and research and development expenses impact on management compensation in the SAB 99 Memo addressing the annual periods. In short, there would not have been any changes to management compensation as a result of the errors.
The first three quarters misstatements do not mask or otherwise hide any earnings trend as Cerner’s earnings have grown over the past three quarters regardless of the adjustments. However, the fourth quarter differences show a decrease in pre-tax income without the adjustments recorded. If the adjustments were recorded, an increase in pre-tax income would result. We believe the 4th quarter differnces skew the Company’s trends.
Cerner previously discussed all unrecorded adjustments with its Audit Committee during the period in which they were reported as audit differences, including those differences which the Company was aware of at the Audit Committee meeting preceeding the press release. Any new audit differences will be reviewed with the Audit Committee at the upcoming meeting prior to the filing of the Company’s press release.
For the previously discussed items,the Committee has reviewed the background information and supporting documentation and discussed these items with Cerner’s external auditors. The Audit Committee was comfortable that these items were immaterial after considering both quantitative and qualitative factors.
Overall Audit Difference Impact to First Three Quarters:
As can be seen from tables above, the errors and unrecorded adjustments did not impact the direction of Cerner’s earnings during the first three quarters of 2007. Earnings increased whether or not the errors are corrected. This, coupled with the discussion noted above for those items impacting the first three quarters, Cerner believes that the quarterly impact of the 2007 identified errors and unrecorded adjustments, both individually and in the aggregate, are immaterial to its consolidated financial statements taken as a whole.
Overall Audit Difference Impact to Fourth Quarter:
Prior to the immaterial correction, the fourth quarter errors and unrecorded adjustments represented 10.1% of pretax income and 15.0% of after tax income. Cerner compared the percentage of error in Q4 2007 against previous quarter error percentages. For the third quarter of 2005 Cerner’s adjustments were 18.1% of net income and for the first quarter of 2004, Cerner’s adjustments were 43.5% of net income. Cerner had previously determined that these amounts (principally related to Zynx) were immaterial errors. The SEC reviewed Cerner’s SAB 99 memo’s on this and did not propose a change.
Even though the percentage difference for Q4 2007 is lower than some earlier quarters, Cerner believes that the audit differences are material to the fourth quarter when both the quantitative and qualitative factors (considered above) are taken into account. Considering the fact that the impact (decrease) on pre-tax income is 15.0% and the change in pre-tax earnings trend as noted above, the Company will correct certain differences by correcting prior quarters (and opening retained earnings (January 1, 2005)) for the following differences. This immaterial correction will be disclosed in the press release and the quarterly S-K Item 302 information will be revised to reflect the immaterial correction when presented in the Annual Report on Form 10-K. The impact of the corrections recorded is shown in the table below:

Appendix B

	w/ Significant Adjustments For Correction
	1Q	2Q	3Q	4Q
Pre-Tax Income, as reported	43,751	49,031	56,010	55,714
Pre-Tax Adjustments:
Rx Station	(775)	(842)	(2,433)	3,511

Pre-Tax Income, as adjusted	42,976	48,189	53,577	59,225

Tax expense, as reported, before adjustments	(16,171)	(17,916)	(20,169)	(18,624)
Tax Adjustments:
Impact of Rx Station adjustments	288	314	906	(1,308)
German Rate Difference	97	(4,259)	—	—
State Tax Rate Change	521	521	521	(1,563)
German Tax Law Change	—	—	(3,600)	3,600

Tax expense, as adjusted	(15,265)	(21,340)	(22,342)	(17,895)

Net Income, as adjusted	27,711	26,849	31,235	41,330

Note1: The $4,261 will be recorded as an immaterial correction to January 1, 2005 opening retained earnings.
Additional SAB 99 Analysis:
As only certain differences were recorded as an immaterial correction, an additional analysis is needed to ensure the remaining differences are not material to the financial statements after the immaterial correction noted above.
The following tables were prepared subsequent to the above immaterial correction to determine if additional corrections were needed or if the statements as presented noted above were materially correct.
The following table below shows the impact of all remaining errors and unrecorded adjustments after the immaterial correction by quarter as it relates to annual income after the immaterial correction:

	1Q07	2Q07	3Q07	4Q07
Net Income, after to immaterial correction	127,125	127,125	127,125	127,125

Pre-tax annual income, after immaterial correction	203,967	203,967	203,967	203,967

Audit Difference as a % of Annual Net Income	-2.1%	-2.4%	1.7%	-0.1%

Pre-Tax AD’s as a % of Pre- Tax Annual Income	-2.1%	-2.0%	1.7%	2.3%
The following table shows the quarterly impact of errors arising in each of the quarters and those correcting prior quarters within the same year in relation to the quarterly results:

	1Q07	2Q07	3Q07	4Q07
Audit Differences by Quarter**	2,053	2,622	(1,510)	(804)
Audit Differences impacting pre-tax income**	3,274	4,180	(2,407)	(1,282)

Net Income, after immaterial correction	27,711	26,849	31,235	41,330
Net Income with Audit Differences Recorded	25,658	24,227	32,745	42,134
Audit Difference as a % of Net Income	-7.4%	-9.8%	4.8%	1.9%

Pre-tax income, after immaterial correction	42,976	48,189	53,577	59,225
Pre-tax income with Audit Differences Recorded	39,702	44,009	55,984	60,507
Pre-Tax AD’s as a % of Pre- Tax Income	-7.6%	-8.7%	4.5%	2.2%

**	As described above

Appendix B
The above SAB 99 Analysis (both quantitative and qualitative) which was performed prior to the immaterial correction is consistent both before and after the immaterial corrections after reviewing the remaining differences with the exception of the impact on the trends and the large 4Q percentage. With the immaterial correction made, there are no remaining large % differences nor is there is any skewing of the net income or pre-tax income trends. As such, we pass on posting any of the remaining audit differences as we believe they are immaterial to the quarterly and annual periods presented in the Company’s Annual Report.
Conclusion:
After the immaterial correction noted above, the remaining differences are not material, individually and in the aggregate, to the consolidated financial statements taken as a whole, and we pass on posting any of the remaining differences.
(See following schedules for additional detail regarding differences by quarter.)

Cerner Audit Difference Evaluation — See SAB 99 Memo for Analysis
Step 1
Evaluation of each of the past three years including the quarterly periods as compared to annual results for audit differences arising in both current and prior periods/ years — No issues noted.
Step 2
     Evaluation of each of the ‘07 quarterly results for errors originating in or corrected in ‘07 relating to ‘07 — Issue noted re 4Q.
Step 3
     Schedule showing those entries which were corrected by Cerner via an immaterial correction in the ‘07 quarterly periods
Step 4
After immaterial correction, evaluation of 2007 including the quarterly periods as compared to annual results for audit differences arising in both current and prior periods/ years — No issues noted.
Step 5
After immaterial correction, evaluation of 2007 quarterly results for errors originating in or corrected in ‘07 relating to ‘07 — No issues noted.
Summary

(+ = debit, - = credit)
CERNER
All Audit Differences Prior to Immaterial Correction — Annual Look

	‘05
	1Q05	2Q05	3Q05	4Q05		2005
(A) To adjust for the non-GAAP policy around software capitalization	495	149	663		663	1,970

(F) Reversal of prior year entries (b-d above)	344	—	—		—	344

(G) To properly extrapolate error in deferred revenue testing	—	—	—		430	430

(H) To write-off loan of product in the current year due to the Company’s estimate of recoverability	—	—	—		519	519

(I) To properly record cash activity in the December bank reconciliation	—	—	—		41	41

(J) To properly record 2Q revenue related transactions	—	—	—		—	—

(J) To correct Hedge accounting related to net investment in UK	—	—	—		—	—

(J) To properly record FJTS_UK related revenue in 2005	—	—	—		695	695

(J) To properly reduce current period revenue for out of period revenues — UPMC	—	—	—		—	—

(J) To properly reduce current period revenu for out of period revenues — DMC	—	—	—		—	—

To properly reflect CHLA credits	—	—	—		—	—

To properly CHLA amendment	—	—	—		—	—

(J) To properly reflect the correct of costs related to FAS 140 transactions	—	—	—		—	—

(Q) To properly record Travel Reimbursement correct made in 3Q07 related to prior periods	44	44	44		45	177

(T) To properly record expenses related to Rx Station	—	214	—		—	214

To properly reflect overcapitalization of software costs related to calculated ‘07 rate	—	—	—		—	—

To properly reflect overcapitalization of internally developed capitalized software costs related to the Rx Station	—	—	—		—	—

To properly reflect contract revenue where VSOE was not established for an undelivered element (Hershey)	—	—	—		—	—

To properly reflect contract revenue where VSOE was not established for an undelivered element (UMC_TX)	—	—	—		—	—

To reduce capitalized software for projects not eligible for capitalization	—	—	—		—	—

- To reduce revenue related to carve-off of free support related to French deals	—	—	—		—	—

- Trinity Term License

- To extrapolate error found during support testing	—	—	—		—	—

Total	883	407	707		2,393	4,390
Tax Effect	(338)	(156)	(270)		(915)	(1,679)
After Tax Amount	545	251	437		1,478	2,711

(K) To properly record tax benefit on Zynx sale	—	—	4,812		—	4,812

(N) To properly record the tax effect of book/ tax differences relating to intangibles acquired in stock acquisitions	(216)	(216)	(216)		(216)	(864)

(O) To properly record/ true-up the 2006 year end taxes payable:
- Child Care Benefit	(37)	(38)	(37)		(38)	(150)
- Permanent Differences — 199	—	—	—		—	—
- Permanent Differences — other	—	—	(32)		—	(32)
- Canada Benefit	(137)	(138)	(137)		(138)	(550)

Subtotal	(174)	(176)	(206)		(176)	(732)

(J) To properly record taxes payable due to overaccrual	—	—	—		—	—

(V) To reflect changes in rates due to tax law changes recorded out of period	—	—	—		—	—

(U) To record impacts to State rate based on true up recorded in 4Q07	—	—	—		—	—

(P) To properly record DTA due to overaaccrual	43	43	43		43	172

Total After-Tax Adjustment	198	(98)	4,870		1,129	6,099

Net Income, prior to immaterial correction	86,251	86,251	86,251		86,251	86,251
Pre-tax annual income, prior to immaterial correction	135,244	135,244	135,244		135,244	135,244

Audit Difference as a % of Annual Net Income	-0.2%	0.1%	-5.6%		-1.3%	-7.1%

Pre-Tax AD’s as a % of Pre- Tax Annual Income	-0.7%	-0.3%	-0.5%		-1.8%	-3.2%
Step1-Annual Eval, pre corr

(+ = debit, - = credit)
CERNER
All Audit Differences Prior to Immaterial Correction — Annual Look

	‘06
	1Q06	2Q06	3Q06	4Q06	2006
(A) To adjust for the non-GAAP policy around software capitalization	1,183	(107)	(526)	(1,034)	(484)

(F) Reversal of prior year entries (b-d above)	—	—	—	—	—

(G) To properly extrapolate error in deferred revenue testing	(430)	—	—	—	(430)

(H) To write-off loan of product in the current year due to the Company’s estimate of recoverability	(519)	—	—	—	(519)

(I) To properly record cash activity in the December bank reconciliation	(41)	—	—	—	(41)

(J) To properly record 2Q revenue related transactions	—	149	(149)	—	—

(J) To correct Hedge accounting related to net investment in UK	75	75	650	100	900

(J) To properly record FJTS_UK related revenue in 2005	(695)	—	—	—	(695)

(J) To properly reduce current period revenue for out of period revenues — UPMC	—	—	—	(952)	(952)

(J) To properly reduce current period revenue for out of period revenues — DMC	—	—	—	—	—

To properly reflect CHLA credits	—	—	—	—	—

To properly CHLA amendment	—	—	—	—	—

(J) To properly reflect the correct of costs related to FAS 140 transactions	—	503	(503)	—	—

(Q) To properly record Travel Reimbursement correct made in 3Q07 related to prior periods	135	135	135	135	540

(T) To properly record expenses related to Rx Station	1,000	465	357	1,373	3,195

To properly reflect overcapitalization of software costs related to calculated ‘07 rate	—	—	—	—	—

To properly reflect overcapitalization of internally developed capitalized software costs related to the Rx Station				409	409

To properly reflect contract revenue where VSOE was not established for an undelivered element (Hershey)	—	—	—	—	—

To properly reflect contract revenue where VSOE was not established for an undelivered element (UMC_TX)	—	—	—	—	—

To reduce capitalized software for projects not eligible for capitalization	—	—	—	—	—

- To reduce revenue related to carve-off of free support related to French deals	—	—	—	—	—

- Trinity Term License

- To extrapolate error found during support testing	—	—	—	—	—

Total	708	1,220	(36)	31	1,923
Tax Effect	(271)	(467)	14	(12)	(736)
After Tax Amount	437	753	(22)	19	1,187

(K) To properly record tax benefit on Zynx sale	—	—	—	—	—

(N) To properly record the tax effect of book/ tax differences relating to intangibles acquired in stock acquisitions	—	—	—	—	—

(O) To properly record/ true-up the 2006 year end taxes payable:
- Child Care Benefit	(38)	(38)	(38)	714	600
- Permanent Differences — 199	—	—	(692)	692	—
- Permanent Differences — other	—	—	(99)	40	(59)
- Canada Benefit	(285)	(285)	(285)	2,239	1,384

Subtotal	(323)	(323)	(1,114)	3,685	1,925

(J) To properly record taxes payable due to overaccrual	—	—	—	(653)	(653)

(V) To reflect changes in rates due to tax law changes recorded out of period	—	—	—	—	—

(U) To record impacts to State rate based on true up recorded in 4Q07	(781)	(781)	(781)	(781)	(3,125)

(P) To properly record DTA due to overaaccrual	(148)	(149)	(148)	(149)	(594)

Total After-Tax Adjustment	(815)	(500)	(2,065)	2,121	(1,260)

Net Income, prior to immaterial correction	109,891	109,891	109,891	109,891	109,891
Pre-tax annual income, prior to immaterial correction	167,544	167,544	167,544	167,544	167,544

Audit Difference as a % of Annual Net Income	0.7%	0.5%	1.9%	-1.9%	1.1%

Pre-Tax AD’s as a % of Pre- Tax Annual Income	-0.4%	-0.7%	0.0%	0.0%	-1.1%
Step1-Annual Eval, pre corr

   (+ = debit, - = credit)
CERNER
All Audit Differences Prior to Immaterial Correction — Annual Look

	‘07
	1Q07	2Q07	3Q07	4Q07	2007
(A) To adjust for the non-GAAP policy around software capitalization	605	139	(315)	(1,139)	(710)

(F) Reversal of prior year entries (b-d above)	—	—	—	—	—

(G) To properly extrapolate error in deferred revenue testing	—	—	—	—	—

(H) To write-off loan of product in the current year due to the Company’s estimate of recoverability	—	—	—	—	—

(I) To properly record cash activity in the December bank reconciliation	—	—	—	—	—

(J) To properly record 2Q revenue related transactions	—	—	—	—	—

(J) To correct Hedge accounting related to net investment in UK	—	—	—	—	—

(J) To properly record FJTS_UK related revenue in 2005	—	—	—	—	—

(J) To properly reduce current period revenue for out of period revenues — UPMC	952	—	—	—	952

(J) To properly reduce current period revenue for out of period revenues — DMC	(758)	758	—	—	—

To properly reflect CHLA credits	1,500	—	(375)	(375)	750

To properly CHLA amendment	—	(530)	—	—	(530)

(J) To properly reflect the correct of costs related to FAS 140 transactions	—	—	—	—	—

(Q) To properly record Travel Reimbursement correct made in 3Q07 related to prior periods	50	50	(1,173)	—	(1,073)

(T) To properly record expenses related to Rx Station	765	1,013	2,584	(7,770)	(3,408)

To properly reflect overcapitalization of software costs related to calculated ‘07 rate	(130)	(130)	(130)	(130)	(520)

To properly reflect overcapitalization of internally developed capitalized software costs related to the Rx Station	111	—	—	—	111

To properly reflect contract revenue where VSOE was not established for an undelivered element (Hershey)	—	1,513	113	114	1,740

To properly reflect contract revenue where VSOE was not established for an undelivered element (UMC_TX)	1,324	208	(1,532)	—	—

To reduce capitalized software for projects not eligible for capitalization	745	745	745	745	2,980

- To reduce revenue related to carve-off of free support related to French deals	136	136	136	134	542

- Trinity Term License	—	1,600	(640)	(321)	639

- To extrapolate error found during support testing	(309)	(309)	(309)	(310)	(1,237)

Total	4,991	5,193	(896)	(9,052)	236
Tax Effect	(1,860)	(1,936)	334	3,374	(88)
After Tax Amount	3,130	3,257	(562)	(5,678)	148

(K) To properly record tax benefit on Zynx sale	—	—	—	—	—

(N) To properly record the tax effect of book/ tax differences relating to intangibles acquired in stock acquisitions	—	—	—	—	—

(O) To properly record/ true-up the 2006 year end taxes payable:
- Child Care Benefit	—	—	—	—	—
- Permanent Differences — 199	—	—	—	—	—
- Permanent Differences — other	—	—	—	—	—
- Canada Benefit	—	—	—	—	—

Subtotal	—	—	—	—	—

(J) To properly record taxes payable due to overaccrual	—	—	—	—	—

(V) To reflect changes in rates due to tax law changes recorded out of period	—	—	3,600	(3,600)	—

(U) To record impacts to State rate based on true up recorded in 4Q07	(521)	(521)	(521)	4,688	3,125

(P) To properly record DTA due to overaaccrual	(97)	4,681	—	—	4,584

Total After-Tax Adjustment	2,512	7,417	2,517	(4,590)	7,857

Net Income, prior to immaterial correction	131,626	131,626	131,626	131,626	131,626
Pre-tax annual income, prior to immaterial correction	204,506	204,506	204,506	204,506	204,506

Audit Difference as a % of Annual Net Income	-1.9%	-5.6%	-1.9%	3.5%	-6.0%

Pre-Tax AD’s as a % of Pre- Tax Annual Income	-2.4%	-2.5%	0.4%	4.4%	-0.1%
Step1-Annual Eval, pre corr

CERNER
All Audit Differences Prior to Immaterial Correction —Quarterly Look

(+ = debit, - = credit)

	‘07
	1Q07	2Q07	3Q07	4Q07

(A) To adjust for the non-GAAP policy around software capitalization	605	139	(315)	(1,139)

(J) To properly reduce current period revenue for out of period revenues — UPMC	—	—	—	—

(J) To properly reduce current period revenu for out of period revenues — DMC	(758)	758	—	—

To properly reflect CHLA credits	1,500	—	(375)	(375)

To properly record CHLA amendment	—	(530)	—	—

(J) To properly reflect the correct of costs related to FAS 140 transactions	—	—	—	—

(Q) To properly record Travel Reimbursement correct made in 3Q07 related to prior periods	50	50	(100)	—

(T) To properly record expenses related to Rx Station	765	1,013	2,584	(4,362)

To properly reflect overcapitalization of software costs related to calculated ‘07 rate	(130)	(130)	(130)	(130)

To properly reflect overcapitalization of internally developed capitalized software costs related to the Rx Station	111	—	—	—

To properly reflect contract revenue where VSOE was not established for an undelivered element (Hershey)	—	1,513	113	114

To properly reflect contract revenue where VSOE was not established for an undelivered element (UMC_TX)	1,324	208	(1,532)	—

To reduce capitalized software for projects not eligible for capitalization	745	745	745	745

- To reduce revenue related to carve-off of free support related to French deals	136	136	136	134

- Trinity Term License	—	1,600	(640)	(321)

- To extrapolate error found during support testing	(309)	(309)	(309)	(310)

Total	4,039	5,193	177	(5,644)
Tax Effect	(1,505)	(1,936)	(66)	2,104
After Tax Amount	2,533	3,257	111	(3,540)

(V) To reflect changes in rates due to tax law changes recorded out of period	—	—	3,600	(3,600)

(U) To record impacts to State rate based on true up recorded in 4Q07	(521)	(521)	(521)	1,563

(P) To properly record DTA due to overaaccrual	(97)	97	—	—

Total After-Tax Adjustment	1,915	2,833	3,190	(5,577)

Net Income, prior to immaterial correction	27,580	31,115	35,840	37,091
Audit Difference as a % of Net Income	-6.9%	-9.1%	-8.9%	15.0%

Pre-tax annual income, prior to immaterial correction	43,751	49,031	56,010	55,714
Pre-Tax AD’s as a % of Pre- Tax Income	-9.2%	-10.6%	-0.3%	10.1%
Step2-Quarterly Look-pre corr

	w/ Significant Adjustments For Correction
	1Q	2Q	3Q	4Q	YTD
Pre-Tax Income, as reported	43,751	49,031	56,010	55,714	204,506
Pre-Tax Adjustments:
Rx Station	(775)	(842)	(2,433)	3,511	(539)

Pre-Tax Income, as adjusted	42,976	48,189	53,577	59,225	203,967

Tax expense, as reported, before adjustments	(16,171)	(17,916)	(20,169)	(18,624)	(72,880)
Tax Adjustments:
Impact of Rx Station adjustments	288	314	906	(1,308)	200
German Rate Difference	97	(4,259)	—	—	(4,162)
State Tax Rate Change	521	521	521	(1,563)	—
German Tax Law Change	—	—	(3,600)	3,600	—

Tax expense, as adjusted	(15,265)	(21,340)	(22,342)	(17,895)	(76,842)

Net Income, as adjusted	27,711	26,849	31,235	41,330	127,125

Step3-“r” Correction

CERNER
All Audit Differences After Immaterial Correction — Annual Look
(+ = debit, - = credit)

	‘07
	1Q07	2Q07	3Q07	4Q07	2007

To adjust for the non-GAAP policy around software capitalization	605	139	(315)	(1,139)	(710)

To properly reduce current period revenue for out of period revenues — UPMC	952	—	—	—	952

To properly reduce current period revenu for out of period revenues — DMC	(758)	758	—	—	—

To properly reflect CHLA credits	1,500	—	(375)	(375)	750

To properly CHLA amendment	—	(530)	—	—	(530)

To properly record Travel Reimbursement correct made in 3Q07 related to prior periods	50	50	(1,173)	—	(1,073)

To properly record expenses related to Rx Station	—	—	—	(3,408)	(3,408)

To properly reflect overcapitalization of software costs related to calculated ’07 rate	(130)	(130)	(130)	(130)	(520)

To properly reflect overcapitalization of internally developed capitalized software costs related to the Rx Station	111	—	—	—	111

To properly reflect contract revenue where VSOE was not established for an undelivered element (Hershey)	—	1,513	113	114	1,740

To properly reflect contract revenue where VSOE was not established for an undelivered element (UMC_TX)	1,324	208	(1,532)	—	—

To reduce capitalized software for projects not eligible for capitalization	745	745	745	745	2,980

- To reduce revenue related to carve-off of free support related to French deals	136	136	136	134	542

- Trinity Term License	—	1,600	(640)	(321)	639

- To extrapolate error found during support testing	(309)	(309)	(309)	(310)	(1,237)

Total	4,226	4,180	(3,480)	(4,690)	236
Tax Effect	(1,575)	(1,558)	1,297	1,748	(88)
After Tax Amount	2,650	2,622	(2,183)	(2,942)	148

To record impacts to State rate based on true up recorded in 4Q07	—	—	—	3,125	3,125

To properly record DTA due to overaaccrual	—	422	—	—	422

Total After-Tax Adjustment	2,650	3,044	(2,183)	183	3,695

Net Income, after immaterial correction	127,125	127,125	127,125	127,125	127,125
Audit Difference as a % of Net Income	-2.1%	-2.4%	1.7%	-0.1%	-2.9%

Pre-tax income, after immaterial correction	203,967	203,967	203,967	203,967	203,967
Pre-Tax AD’s as a % of Pre- Tax Income	-2.1%	-2.0%	1.7%	2.3%	-0.1%
Step4-Annual eval, post corr

CERNER
All Audit Differences After Immaterial Correction — Quarterly Look

(+ = debit, - = credit)

	‘07
	1Q07	2Q07	3Q07	4Q07	2007

To adjust for the non-GAAP policy around software capitalization	605	139	(315)	(1,139)	(710)

To properly reduce current period revenue for out of period revenues — UPMC	—	—	—	—	—

To properly reduce current period revenu for out of period revenues — DMC	(758)	758	—	—	—

To properly reflect CHLA credits	1,500	—	(375)	(375)	750

To properly CHLA amendment	—	(530)	—	—	(530)

To properly record Travel Reimbursement correct made in 3Q07 related to prior periods	50	50	(100)	—	—

To properly record expenses related to Rx Station	—	—	—	—	—

To properly reflect overcapitalization of software costs related to calculated ‘07 rate	(130)	(130)	(130)	(130)	(520)

To properly reflect overcapitalization of internally developed capitalized software costs related to the Rx Station	111	—	—	—	111

To properly reflect contract revenue where VSOE was not established for an undelivered element (Hershey)	—	1,513	113	114	1,740

To properly reflect contract revenue where VSOE was not established for an undelivered element (UMC_TX)	1,324	208	(1,532)	—	—

To reduce capitalized software for projects not eligible for capitalization	745	745	745	745	2,980

- To reduce revenue related to carve-off of free support related to French deals	136	136	136	134	542

- Trinity Term License	—	1,600	(640)	(321)	639

- To extrapolate error found during support testing	(309)	(309)	(309)	(310)	(1,237)

Total	3,274	4,180	(2,407)	(1,282)	3,765
Tax Effect	(1,220)	(1,558)	897	478	(1,403)
After Tax Amount	2,053	2,622	(1,510)	(804)	2,361

To record impacts to State rate based on true up recorded in 4Q07	—	—	—	—	—

To properly record DTA due to overaaccrual	—	—	—	—	—

Total After-Tax Adjustment	2,053	2,622	(1,510)	(804)	2,361

Net Income, after immaterial correction	27,711	26,849	31,235	41,330	127,125
Net Income including above AD’s	25,658	24,227	32,745	42,134	124,764
Audit Difference as a % of Net Income	-7.4%	-9.8%	4.8%	1.9%	-1.9%
Pre-tax income, after immaterial correction	42,976	48,189	53,577	59,225	203,967

Pre-tax income including above AD’s	39,703	44,009	55,984	60,507	200,203
Pre-Tax AD’s as a % of Pre- Tax Income	-7.6%	-8.7%	4.5%	2.2%	-1.8%
Step5-Quarterly Look, post corr